UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of September 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On September 7, 2006 and September 11, 2006 Veolia Water and Veolia Environnement issued the press releases attached hereto as Exhibits 99.1 and 99.2, respectively. These press releases are incorporated by reference herein.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated September 7, 2006, announcing that Veolia Water has confirmed its growth in Asia with several new contracts.
Exhibit 99.2	Press release dated September 11, 2006, announcing that Veolia Environnement has joined forces with CMA CGM in a rail transportation project.

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 15, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated September 7, 2006, announcing that Veolia Water has confirmed its growth in Asia with several new contracts.
Exhibit 99.2	Press release dated September 11, 2006, announcing that Veolia Environnement has joined forces with CMA CGM in a rail transportation project.